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03051127

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ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
PART ~~III~~

SEC FILE NUMBER
8-50260

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: De Bellas & Co. Capital, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5051 Westheimer, Suite 725
(No. and Street)

Houston (City) Texas (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alfred F. De Bellas, Jr. (713) 961-1777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mann Frankfort Stein & Lipp CPAs, L.L.P.
(Name – *if individual, state last, first, middle name*)

12 Greenway Plaza, Suite 800 (Address) Houston (City) Texas (State) 77046 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 03 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alfred F. De Bellas, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of De Bellas & Co. Capital, LP, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KATHY FRI
Notary Public, State of Texas
My Commission Expires
May 14, 2006

Signature

Registered Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DE BELLAS & CO. CAPITAL, LP

FINANCIAL STATEMENTS

DECEMBER 31, 2002

DE BELLAS & CO. CAPITAL, LP
FINANCIAL STATEMENTS
DECEMBER 31, 2002

CONTENTS

MANN
FRANKFORT
STEIN &
LIPP
Certified Public Accountants
A Limited Liability Partnership

12 Greenway Plaza, Suite 1202
Houston, Texas 77046-1289
(713) 561-6500
FAX: (713) 968-7128

Independent Auditors' Report

The Partners
De Bellas & Co. Capital, LP

We have audited the accompanying statement of financial condition of De Bellas & Co. Capital, LP (a Texas limited partnership) as of December 31, 2002, and the related statements of operations, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

As described in Note D to the financial statements, the Partnership had certain transactions and relationships with an affiliate. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions with unrelated parties.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of De Bellas & Co. Capital, LP as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mann Frankfort Stein & Lipp CPAs, L.L.P.

Houston, Texas
February 5, 2003

DE BELLAS & CO. CAPITAL, LP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS		
Cash and cash equivalents	$	85,305
Prepaid management fees to affiliate		200,000
TOTAL ASSETS	$	285,305
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES	$	-
PARTNERS' CAPITAL		285,305
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	285,305

See notes to financial statements.